UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Additional Listing  dated 16 September 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 16, 2016

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 16, 2016

By: /s/ Marie Smith
----------------------
Marie Smith
  Assistant Secretary

16 September 2016

Barclays PLC - Additional Listing

Barclays PLC (the Company) confirms the allotment and issue of 24,182,288 ordinary shares of 25 pence each in the Company (Shares), at a price of 162.42 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the Programme) in respect of the interim dividend for the year ending 31 December 2016. The Shares issued rank equally with existing issued Shares.
Application has been made to the Financial Conduct Authority for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading. Dealings in the Shares are expected to commence on 19 September 2016.
In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.hemscott.com/nsm.do;

● Chairman's letter and Q&A document;
● Terms and Conditions of the Programme; and
● Scrip Dividend Mandate Form.

For further information, please contact:
Our Registrar, Equiniti:
0371 384 2055
+44 (0)121 415 7004

Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.